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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galileo Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Rockefeller Place, Suite 1001
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katarina Panoutsopoulos 212 332 6036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP
(Name – *if individual, state last, first, middle name*)

CO	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katarina Panoutsopoulos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galileo Global Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public 03/22/2021

FARZANA A SIDDIQI
Notary Public – State of New York
NO. 01SI6285283
Qualified in Queens County
My Commission Expires Jul 1, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALILEO GLOBAL SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2020

GALILEO GLOBAL SECURITIES, LLC CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Galileo Global Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galileo Global Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Galileo Global Securities, LLC's auditor since 2009.

Denver, Colorado
March 3, 2021

SJ SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Galileo Global Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Galileo Global Securities, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial position presents fairly, in all material respects, the financial condition of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Galileo Global Securities, LLC auditor since 2009.

Denver, Colorado
March 3, 2021

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	159,231
Fees and reimbursements receivable		125,879
Other assets		134,357
Total assets	$	419,466

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	121,767
PPP Loan		58,300
Total liabilities		180,067
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBER'S EQUITY (Note 2)		239,399
Total liabilities and member's equity	$	419,466

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF OPERATIONS
DECEMBER 31, 2020

REVENUE:			
	Fees and placement income	$	603,499
	Other Income	$	22,809
	Reimbursed expenses		39,646
	Total revenue		665,954
EXPENSES: (Note 3)			
	Bank service charges	$	370
	Commission Expenses	$	377,592
	Marketing Expenses	$	1,503
	Personnel Expense	$	281,212
	Professional fees		10,500
	Regulatory expenses		21,305
	General and administrative		84,672
	Bad Debt Expense		38,778
	Reimbursable Expenses		-
	Taxes and other expenses		-
	Travel and Entertainment		6,144
	Total expenses		822,075
	Exchange Gain/Loss	$	347
NET LOSS		$	(155,774)

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

BALANCE, December 31, 2019	$	165,606
Member contributions		125,000
Member Reimbursable Expenses		4,420
Preferred Stock		100,147
Net loss		(155,774)
BALANCE, December 31, 2020	$	239,399

The accompanying notes are an integral part of this statement.

GALILEO GLOBAL SECURITIES, LLC

STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(155,774)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts receivable		68,490
Increase in other assets		34,211
Decrease in deferred revenue		(30,000)
Decrease in accounts payable and accrued expenses		(102,114)
Net cash flows used in operating activities		(185,188)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		125,000
Preferred Units		100,147
Loan Payable (PPP)		58,300
Member Reimbursable Expenses		4,420
Net cash flows used in financing activities		287,867
NET DECREASE IN CASH AND CASH EQUIVALENTS		102,679
CASH AND CASH EQUIVALENTS, beginning of year		52,132
CASH AND CASH EQUIVALENTS, end of year	$	159,231
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Reimbursable expenses recorded as capital contributions	$	4,420

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Galileo Global Securities, LLC (the "Company" or "GGS") was organized as a limited liability company under the laws of the State of New York, on November 10, 2005 and is wholly owned by its CEO, Mr. Francois Pages since January 31st, 2013. During 2006, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company, which is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934.

The Company's business operates principally in the United States of America from its shared office facility located in New York, New York. The Company is registered in 17 States (CA, CO, CT, DC, FL, IL, IN, MD, MA, MI, NJ, NY, NC, OH, PA, TX, VA). The Company is a limited purpose broker/dealer authorized to provide senior-level, independent advice to corporations and governments in investment banking and international capital markets, mainly targeting companies with cross-border needs in the area of Advisory, Mergers & Acquisitions and Private Placements of private equity capital.

Income taxes

The Company files its income tax returns as a single-owner LLC, on the cash basis and is not subject to federal or state income taxes. Therefore, income or losses reflected on the tax returns of GGS pass directly through to its member's individual income tax return.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

Revenue recognition

The Company's main source of revenue is advisory fees for independent advice on Mergers & Acquisitions services and Placement of private equity capital.

The Company recognizes revenue in accordance with the core principle of ASU 2014-19 by utilizing the following five steps: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) booking of the retainer fees contractually due by the customers , (iv) determine success fee, if any, in view of the fulfillment of the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

When contracts include performance obligations that are completed over time, revenue will be earned ratably over the time period of the performance obligation. Performance obligations may include contingencies that must be satisfied, revenue will be earned once the contingencies have been satisfied.

At December 31, 2020, the Company had account receivables from customers for an aggregate total amount of $125,879.

Cash and cash equivalents

As of December 31, 2020, the Company held all its cash in its banking accounts (JP Morgan checking, First Republic checking) and its Tempus, brokerage account.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Investment

As of December 31, 2020, the Company held three lines of Investment in private equity securities issued by XTI Aircraft Company, Bye Aerospace, Inc. and Roambee Corporation. These shares are valued at market as of the closing of the accounts. These shares are not tradeable in a listed market and have been valued in following the guidelines of the NVCA (National Venture Capital Association). These securities are considered a level 3 securities. These shares were obtained in lieu of cash as retainer fee in a Private Placement assignment with a Customer of the Company. These securities are included in other assets on the Statement of Financial Condition.

NOTE 2 - NET CAPITAL REQUIREMENTS AND REGULATORY MATTERS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020 the Company had a net capital of $132,406 and net capital requirement of $8,118. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.92 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company is provided office space and facilities from Galileo Global Advisors, LLC ("GGA") under a service agreement revised on October 1, 2020. Under this agreement the Company is committed to pay GGA $5,699 monthly for rent and utilities, while GGA is committed to pay GGS $1,283 monthly for accounting services, which results in a net monthly transfer of $4,416 from GGS to GGA. The total paid to Galileo Global Advisors, LLC in 2020 was $82,395.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash, fees and reimbursements receivable, other assets, deferred revenue, accounts payable and accrued expenses and due to related party are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 - PAYCHECK PROTECTION PROGRAM LOAN

As a response to the COVID-19 pandemic and the economic fallout in the United States the Coronavirus Aid, Relief, and Economic Security Act (CARES) was implemented. This program was implemented by the Small Business Administration (SBA) and supported by the Department of Treasury. The program provides small business with funds (loans) to pay up to 24 weeks of payroll, payroll costs, benefits, interest on mortgages, rent, and utilities. The SBA will forgive such loans if certain employee retention criteria are met, and the funds are used for the eligible expenses. On April 25, 2020, the Company received a Paycheck Protection Loan of $58,300. From such proceeds the Company has had $58,300 of eligible expenses which will qualify for forgiveness under the program. The Company also has met the employee retention criteria, and therefore expect the full amount of the loan to be forgiven.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

GALILEO GLOBAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2020

CREDITS:			
	Member's equity	$	239,399
	PPP Loan Allowable Liability	$	58,300
	Total credits		297,699
DEBITS:			
	Non-allowable assets:		
	Fees and reimbursements receivable		30,936
	Other assets		134,357
	Total debits		165,293
NET CAPITAL			132,406
Minimum requirements of 6-2/3% of aggregate indebtedness of $121,767 or $5,000, whichever is greater			8,118
	Excess net capital	$	124,289
AGGREGATE INDEBTEDNESS:			
	Total Liabilities	$	180,067
	PPP Loan		(58,300)
TOTAL AGGREGATE INDEBTEDNESS		$	121,767
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			0.92 to 1

GALILEO GLOBAL SECURITIES, LLC

RECONCILIATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2020

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	*$*	*74,106*
Adjustments:		
Decrease in Revenue	$	(28,403)
Decrease in Commission Expense	$	17,705
Increase in non-allowable assets		10,698
PPP Loan Allowable		58,300
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**132,406**

SJ SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

March 3, 2021

Galileo Global Securities, LLC
10 Rockefeller Plaza, Suite 1001
New York, NY 10020

To the Member of
Galileo Global Securities, LLC

In connection with our audit of the financial statements and supplemental information of Galileo Global Securities, LLC (the "Company") for the year ended December 31, 2020 and have issued our report thereon dated March 3, 2021. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during fiscal year 2020. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice. Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its fiscal year 2020 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for cash equivalents, commissions receivable and revenue recognition. These policies are considered critical due to their significance to the financial statements and the Company's operations. Future events would unlikely affect the determination of whether these policies and practices would be considered critical.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about

future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There are no sensitive accounting estimates affecting the financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During our evaluation of the Company's financial reporting we did not encounter any bias in the amounts and disclosure in the footnotes. All critical accounting policies and practices appear consistent and reasonable for the type of entity. Further, we did not note any unusual transactions outside the normal course of business and no material accounting estimates that had a significant impact on the financial statements. Lastly, the financial statements and the accompanying notes are in conformity with Generally Accepted Accounting Principles and the rules governing brokers and dealers of securities.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's (k)(2)(i) exemption to Rule 15c3-3 during the period it was in effect, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents a Computation of Net Capital Pursuant to Uniform Net Capital rule 15c3-1 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Recent Accounting Pronouncements

The Company has evaluated FASB Accounting Standards Update 2014-09—Revenue from Contracts with Customers (Topic 606)—effective for fiscal years beginning after December 15, 2017—and has updated its revenue recognition policies accordingly. Implementation of the new standard is not expected to materially affect the Company.

Compliance with All Ethics Requirements Regarding Independence

The engagement team and our entire firm have complied with all relevant ethical requirements regarding independence.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Representations Requested from Management

We have requested certain written representations from management, which are included in the management representation letter dated March 3, 2021.

Management Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement. None of the matters discussed resulted in a condition to our retention as the Company' auditors.

We are not aware of other documents that contain the audited financial statements.

This information is intended solely for the use of the Board of Directors and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Spicer Jeffries LLP

Spicer Jeffries LLP

GALILEO GLOBAL SECURITIES, LLC

EXEMPTION REPORT

To Whom It May Concern,

Galileo Global Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) from January 1, 2020 through December 21, 2020. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds or delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Galileo Global Securities, LLC (the "Company").

The Company met the identified exemption provisions listed throughout the identified period of January 1, 2020 through December 21, 2020.

For the remaining calendar days of the fiscal year 2020, the Company states the following:

1. The Company had no obligations under 17 C.F.R. §240.15c3-3 because the Company identified the provisions of footnote 74, under which the Company is not required to claim and exemption from 17 C.F.R. §240.15c3-3. The Company's management is responsible for compliance with footnote 74 and its statements.

The Company met the identified provisions of footnote 74 for the period from December 22, 2020 through December 31, 2020 without exception.

Francois Pages, *Managing Member*

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Galileo Global Securities, LLC
10 Rockefeller Plaza, Suite 1001
New York, NY 10020

Sir:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2020, which were agreed to by Galileo Global Securities, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2020, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
March 3, 2021